RAB SPECIAL SITUATIONS L.P.
 1, Adam Street, London, U.K.
Telephone: (+44) 20 7389 7000 / Facsimile: (+44) 20 7389 7054

PRESS RELEASE FOR IMMEDIATE RELEASE

December 2, 2004

RAB Special Situations L.P. ("Special Situations") announces that each of Special Situations, HFR HE Europe Fundamental Master Trust ("HFR") and RAB UK Fund Limited ("UK") (collectively the "Subscribers" or individually a "Subscriber") entered into a Subscription Agreement with Starfield Resources Inc. (the “Company”) whereby the Subscribers subscribed for a total of 4,000,000 units of the Company (the “Units”), at a price of Cdn.$0.45 per Unit (the “Private Placement”). Each Unit consists of one common share (a “Share”) and one half of one share purchase warrant (each whole warrant being a “Warrant”) of the Company. Each Warrant entitles the Subscribers to purchase one Share for a period of twenty-four (24) months after closing at a price of Cdn$0.75 per Share. The transactions took place off the market by way of private placement and closed on November 29, 2004.

As part of the Private Placement, Special Situations, HFR and UK acquired 3,000,000 Units, 328,400 Units and 671,600 Units, respectively, at a price of Cdn.$0.45 per Unit representing in the aggregate approximately 5.06% of the issued and outstanding common shares of the Company on a partially diluted basis (assuming exercise of their Warrants) ("Partially Dilute Basis"). Each Subscriber has ownership of and control over their respective securities purchased in the Private Placement.

Immediately after the Private Placement, the Subscribers owned, in the aggregate, approximately 16.25% of the issued and outstanding common shares of the Company on a Partially Diluted Basis.

The Subscribers purchased Units for investment purposes only and not with the purpose of influencing the control or direction of the Company. The Subscribers and/or their joint actors, if any, may, subject to market conditions, make additional investments in or dispositions of securities of the Company in the future, including additional purchases of Shares. The Subscribers and/or joint actors, if any, do not, however, intend to acquire 20% of any class of the outstanding voting securities of the Company.

For further information, please contact Mr. Neil Warrender at (44) 20-7389-7000 or nw@rabcap.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.